February 27, 2026 VIA EDGAR United States Securities and Exchange Commission Division of Corporation Finance Office of Crypto Assets 100 F Street, NE Washington, D.C. 20549

Attn:	Lulu Cheng

Irene Paik

Rolf Sundwall

Jason Niethamer

Re:	Odysseus Holdings Ltd

CoinShares International Limited

Amendment No. 1 to Draft Registration Statement on Form F-4

Submitted February 2, 2026

CIK No. 0002087587

Ladies and Gentleman:

On behalf of Odysseus Holdings Limited (the “Company”) and CoinShares International Limited (“CoinShares” and, together with the Company, the “Registrants”), we are writing to submit the Registrants’ responses to the comments of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) contained in the Staff’s letter dated February 20, 2026 (the “Comment Letter”), with respect to the above-referenced Amendment No. 1 to Draft Registration Statement on Form F-4 submitted on February 2, 2026.

The Registrants are filing via EDGAR a revised Registration Statement on Form F-4 (the “Registration Statement”) to reflect their responses to the Staff’s comments and include certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the Registrants’ response. Capitalized terms used but not defined herein have the meanings set forth in the Registration Statement.

Amendment No. 1 to Draft Registration Statement on Form F-4

The Business Combination Proposal

Guideline Company Analyses, page 116

1.	We note your disclosure on page 117 that “Vine Hill management utilized an estimated pro forma enterprise value of $920.8 million, based on an approximation of Holdco’s enterprise value affected by the assumed consummation of the proposed Business Combination, resulting in $263 million of proceeds to CoinShares, after satisfaction of expenses, to be added to an assumed additional $376 million of cash and cash-like items on CoinShares’ balance sheet, and $29 million of debt and debt-like items on CoinShares’ balance sheet.” Please revise to clarify how Vine Hill management determined to use an estimated pro forma enterprise value of $920.8 million. We also note your disclosure elsewhere that you contemplated an enterprise value of CoinShares of $1.2 billion. Please explain the reasons for the differences in these two valuations.

Response: The Registrants respectfully acknowledge the Staff’s comment and have revised pages 109 and 117 of the Registration Statement in response to the Staff’s comment. As disclosed in the Registration Statement, during the negotiations of the non-binding letter of intent, on May 7, 2025, Vine Hill delivered to CoinShares a draft letter of intent which contemplated an enterprise value for CoinShares of $1.2 billion, subject to adjustment at the closing. On June 2, 2025, following a series of discussions, CoinShares delivered to Vine Hill a revised draft of the letter of intent which contemplated a pre-money equity value of $1.2 billion (corresponding to an estimated enterprise value of $920.8 million), which would be fixed and not subject to adjustment based on the actual amount of cash and debt and debt-like items at closing. Vine Hill determined this valuation to be fair and appropriate based on the Guideline Company Analyses described on pages 116 to 119 of the Registration Statement.

CoinShares’ Management’s Discussion and Analysis of Financial Condition and Results of

Operations

Other revenue, page 236

2.	We note your revised disclosure in response to prior comment 24. Please expand your disclosure to clarify whether the Group maintains custody of the ETH that it stakes. In addition, to the extent the service of any third-party staking provider is material to your business, please identify such staking provider and file the agreement, if any, as an exhibit to your registration statement.

Response: The Registrants respectfully acknowledge the Staff’s comment and have revised the disclosure on page 235 of the Registration Statement to clarify that the Group maintains custody and control of all ETH that it stakes. The revised disclosure now explicitly states that, while the Group utilizes third-party staking providers to perform validator and related staking services, the Group retains custody of the underlying ETH at all times.

The Registrants advise the Staff that CoinShares engages multiple service providers for staking activities and that no individual relationship is material.

Accordingly, the Registrants do not believe that any individual third-party staking provider, or the related agreements, are material contracts required to be filed as exhibits pursuant to Item 601 of Regulation S-K.

Non-GAAP Information, page 254

3.	In your calculation of Adjusted EBITDA, you include adjustments to reflect the fair value movements on digital assets and financial assets which are recognized through other comprehensive income. Since these changes in fair value are excluded from earnings under IFRS that have the effect of changing the pattern of recognition, please tell us how you concluded that this adjustment is appropriate and does not result in individually tailored accounting. Refer to question 100.04 of the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures.

Response: The Registrants respectfully acknowledge the Staff’s comment and advise that CoinShares has removed the presentation of Adjusted EBITDA from the Registration Statement.

Comparison of Corporate Governance and Shareholders’ Rights, page 271

4.	We note your revised disclosure on page 271 in response to prior comment 30 and re-issue in part. Please provide an explanation of any material differences in the rights of CoinShares’ security holders as compared with security holders of the combined company as a result of the de-SPAC transaction. Refer to Item 1605(b)(4) of Regulation S-K.

Response: In response to the Staff’s comment, the Registrants’ have revised the disclosure on pages 268, 269 and 270 to provide a more detailed analysis of the material differences between the rights of CoinShares’ security holders prior to the completion of de-SPAC transaction and the rights they will hold as shareholders of the combined company thereafter, as required by Item 1605(b)(4) of Regulation S-K.

Coinshares International Limited

Notes to Consolidated Financial Statements for the two years ended December 31, 2024 and

December 31, 2023

17. Certificate liabilities, page F-107

5.	We note in your response to prior comment 33 that the certificates represent “zero interest certificates”, which may be settled at the holder’s election. Please tell us whether these certificates are issued at a discount, and whether you impute interest on a notional liability.

Response: The Registrants respectfully advise the Staff that the certificates are not issued at a discount. They are issued at fair value (and the certificate holders pay this amount in cash), which is determined by reference to the value of the underlying digital asset at the time of issuance and. This pricing mechanism reflects the economic terms of the product and does not represent a financing discount.

The certificates are structured as zero-interest instruments and do not bear contractual interest. The return to the holder is entirely linked to the performance of the referenced digital asset, net of fees earned by CoinShares.

The liability is measured at fair value through profit or loss in accordance with IFRS, with changes in fair value recognized in earnings each reporting period. Because the certificates are not issued at a discount and are continuously remeasured at fair value, there is no imputation of interest on a notional liability.

6.	Please revise to disclose the general terms of your XBT Provider and CoinShares Physical ETPs that give rise to the certificate liabilities here and in your Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Response: The Registrants’ respectfully acknowledge the Staff’s comment and has revised the disclosures to include the general terms of CoinShares’ XBT Provider and CoinShares’ Physical ETPs that give rise to the certificate liabilities within the Notes to Consolidated Financial Statements for the two years ended December 31, 2024 and 2023 on pageF-107 and within Management’s Discussion and Analysis of Financial Condition and Results of Operations on page 237.

Please do not hesitate to contact Joel Rubinstein at (212) 819-7642 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

/s/ White & Case LLP

White & Case LLP

cc:	Jean-Marie Mognetti, Chief Executive Officer, CoinShares International Limited

Jonathan Ko, Paul Hastings LLP

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